December 24, 2008

VIA FAX AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
Form 10-Q for the Quarter Ended June 30, 2008
SEC File No. 000-51358

Dear Ms. Collins and Ms. Feider:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in reference to your letter to Donald Volk, Chief Financial Officer of the Company, dated December 17, 2008 (the “Comment Letter”), with respect to the above filings. The Company respectfully requests a ten day extension, from the original due date of December 31, 2008, to January 14, 2009 to respond to the inquiries contained in your Comment Letter. Please confirm your acceptance of the Company’s revised submission date by fax (610-971-9181) or email to Frank.brown@kenexa.com or if you wish to discuss this request directly please call me at 610-971-6102.

Very truly yours,

/s/ Donald F. Volk
Donald F. Volk, Chief Financial Officer